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NEWS



SUPPL

RELEASE DATE: January 5, 2006

INFORMATION CONTACT: Gordon Forstner 905 548-7200 ext. 2200

DOFASCO RESPONDS TO REVISED THYSSENKRUPP OFFER

Hamilton, Ontario: Dofasco Inc. acknowledged today the announcement by ThyssenKrupp AG of a revised offer for all of Dofasco's common shares at an increased price of $63 per share, matching the offer price announced by Arcelor S.A. on December 23, 2005.

"The Special Committee of Dofasco's Board of Directors is continuing to support the ThyssenKrupp offer in its recommendation to Dofasco shareholders primarily on the basis that it is less conditional than the Arcelor offer, while offering the same cash price to shareholders", said Brian MacNeill, Chair.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

This News Release contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2004 Annual Report and the Quarterly Reports to Shareholders for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005.



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NEWS

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: January 6, 2006

INFORMATION CONTACT: Gordon Forstner 905 548-7200 ext. 2200

DOFASCO BOARD DEFERS ACTIVATION OF SHAREHOLDERS RIGHTS PLAN, REAFFIRMS SUPPORT FOR THYSSENKRUPP OFFER

Hamilton, Ontario: Dofasco Inc. announced that at a meeting of the company's Board of Directors today, Directors unanimously approved deferring the separation of the Rights under the terms of Dofasco's Shareholder Rights Protection Plan, in respect of the Arcelor Offer for Dofasco's common shares announced December 23, 2005. Accordingly, the separation time under the Plan has been postponed with respect to the Arcelor offer until the close of business on February 28, 2006.

Dofasco also announced that the Board of Directors unanimously recommends that Dofasco shareholders accept the revised ThyssenKrupp offer of January 3, 2006, at an offer price of $63 per common share, and tender their shares to the offer prior to the expiry date of January 25, 2006. The Board's recommendation formally confirms the January 3rd recommendation of the Special Committee of Dofasco's Board. The Board further recommends that Dofasco shareholders reject the Arcelor offer announced December 23, 2005, and do not deposit their shares to the offer. The Board is making this recommendation primarily because the revised ThyssenKrupp offer is less conditional than the Arcelor offer, while offering the same cash price to shareholders.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

This News Release contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2004 Annual Report and the Quarterly Reports to Shareholders for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

